EXHIBIT 99.1

DeFi Technologies' Subsidiary Valour Digital Securities Limited Launches the First Bitcoin Staking ETP on the London Stock Exchange

  Pioneering the London Stock Exchange with Bitcoin Innovation: DeFi Technologies' subsidiary Valour Digital Securities Limited launches the world's first physically-backed Bitcoin Staking ETP, "1Valour Bitcoin Physical Staking," on the London Stock Exchange, offering investors unique yield-generating exposure to Bitcoin.
  Attractive 1.4% Staking Yield annually: Professional investors benefit from an annual staking yield, currently set at 1.4%, providing one of the most competitive rates among regulated, exchange-traded Bitcoin products globally.
  Secure, Transparent & Regulated Structure: The product is backed 1:1 with physical Bitcoin held in institutional-grade, "cold storage" custody, ensuring security, transparency, and daily publication of underlying asset entitlements.
  Expanding Horizons for Digital Asset Investment: This listing marks a significant milestone in the maturation of digital asset markets and DeFi Technologies' mission to bridge decentralized finance with traditional capital markets.

TORONTO, Sept. 18, 2025 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B), a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"), is pleased to announce that Valour Digital Securities Limited (together, "Valour"), a leading issuer of exchange traded products ("ETPs"), has launched the world's first physically-backed Bitcoin Staking exchange traded product (ETP), 1Valour Bitcoin Physical Staking (1VBS), on the London Stock Exchange (LSE) Main Market.

This innovative ETP (ISIN: GB00BRBV3124) gives investors regulated, secure, and easy access to Bitcoin, with the added benefit of a 1.4% annual staking yield, reflected in the NAV at the end of each trading day. The ETP is fully backed by physical Bitcoin held in institutional-grade cold storage with Copper, providing investors both peace of mind and direct exposure to the performance of the world's leading cryptocurrency.

Olivier Roussy Newton, CEO of DeFi Technologies, commented: "We are proud to unveil the world's first Bitcoin Staking ETP to be listed on the London Stock Exchange. This pioneering launch underscores Valour's steadfast commitment to driving innovation in digital asset investment and making institutional-grade solutions available to the UK market. With this product, Valour currently offers investors the ability to earn a yield of 1.4% on properly custodied Bitcoin from a regulated, exchange-listed instrument. Listing the first BTC staking product on the LSE is a true milestone, bridging traditional capital markets with the dynamic opportunities of decentralized finance".

Dr. Manfred Knof, Chairman of Valour added: "The launch of the 1Valour Bitcoin Physical Staking ETP on the London Stock Exchange marks a significant advancement for professional investors and institutions seeking secure and efficient access to the digital asset ecosystem. By offering simple access to physically-backed, yield-generating Bitcoin exposure, we are setting a new standard for professional investors seeking trusted access to the future of finance".

Philippe Lucet, General Counsel of Valour added: "This breakthrough listing on the London Stock Exchange is not only a major achievement for Valour; it opens an entirely new frontier in digital asset investment. Being the first to offer a regulated Bitcoin Physical Staking ETP on such a prestigious market affirms our leadership and underscores our commitment to pioneering innovative solutions that empower investors and help redefine tomorrow's financial landscape".

Elaine Buehler, Head of Product at Valour concluded: "The launch of our Bitcoin Physical Staking ETP on the London Stock Exchange exemplifies our ability to marry regulatory excellence with product innovation. Looking ahead, our roadmap is clear: we will continue to expand both our product lineup and our presence across established and emerging markets".

Key Product Features

  Yield-Generating Bitcoin Exposure: 1.4% per annum, added to NAV, making it an attractive choice for investors seeking both Bitcoin exposure and passive income in a fully regulated wrapper.
  Physical Backing & Security: Every ETP share is collateralised 1:1 to actual Bitcoin, with holdings secured in cold storage using sophisticated multi-party computation (MPC) technology, protecting underlying assets.
  Transparent & Simple Investing: The ETP's net asset value, Bitcoin entitlements, and indicative prices are published daily, offering full transparency and daily tracking with no hidden leverage.
  Wide Accessibility: Listed in both GBP and EUR (on Xetra), the ETP is available to professional investors and institutions via the London Stock Exchange's premier market segment.

The Most Diverse Digital Asset ETP Lineup Globally

Valour offers over 85 ETPs across major European venues, including the London Stock Exchange (United Kingdom), Spotlight Stock Market (Sweden), Börse Frankfurt (Germany), SIX Swiss Exchange (Switzerland) and Euronext (Paris and Amsterdam), reinforcing its leadership in regulated digital-asset investment solutions.

About DeFi Technologies

DeFi Technologies Inc. (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) is a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"). As the first Nasdaq-listed digital asset manager of its kind, DeFi Technologies offers equity investors diversified exposure to the broader decentralized economy through its integrated and scalable business model. This includes Valour, which offers access to over sixty-five of the world's most innovative digital assets via regulated ETPs; Stillman Digital, a digital asset prime brokerage focused on institutional-grade execution and custody; Reflexivity Research, which provides leading research into the digital asset space; Neuronomics, which develops quantitative trading strategies and infrastructure; and DeFi Alpha, the Company's internal arbitrage and trading business line. With deep expertise across capital markets and emerging technologies, DeFi Technologies is building the institutional gateway to the future of finance. Follow DeFi Technologies on LinkedIn and X/Twitter, and for more details, visit https://defi.tech/

DeFi Technologies Subsidiaries

About Valour
Valour Inc. and Valour Digital Securities Limited (together, "Valour") issues exchange traded products ("ETPs") that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional investment or bank account. Valour is part of the asset management business line of DeFi Technologies. For more information about Valour, to subscribe, or to receive updates, visit  valour.com.

About Reflexivity Research
Reflexivity Research LLC is a leading research firm specializing in the creation of high-quality, in-depth research reports for the bitcoin and digital asset industry, empowering investors with valuable insights. For more information please visit https://www.reflexivityresearch.com/

About Stillman Digital
Stillman Digital is a leading digital asset liquidity provider that offers limitless liquidity solutions for businesses, focusing on industry-leading trade execution, settlement, and technology. For more information, please visit https://www.stillmandigital.com

About Neuronomics AG
Neuronomics AG is a Swiss asset management firm specializing in AI-powered quantitative trading strategies. By integrating artificial intelligence, computational neuroscience and quantitative finance, Neuronomics delivers cutting-edge solutions that drive superior risk-adjusted performance in financial markets. For more information please visit https://www.neuronomics.com/

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the development of additional ETPs and the number of ETPs anticipated by end of 2025; investor confidence in Valour's ETPs; investor interest and confidence in digital assets; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour ETPs by exchanges; growth and development of decentralised finance and cryptocurrency sector; rules and regulations with respect to decentralised finance and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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SOURCE DeFi Technologies Inc.

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%CIK: 0001888274

For further information: For further information, please contact: Olivier Roussy Newton, Chief Executive Officer, ir@defi.tech, (323) 537-7681

CO: DeFi Technologies Inc.

CNW 07:30e 18-SEP-25